EXHIBIT 99.1

Cellectis Announces Launch of Follow-On Offering

NEW YORK, Feb. 02, 2023 (GLOBE NEWSWIRE) -- Cellectis S.A. (“Cellectis” or the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced the launch of a global offering of USD 22 million of its American Depositary Shares (“ADS”), each representing one ordinary share of Cellectis, nominal value €0.05 per share (the “Global Offering”) pursuant to an underwriting agreement, to be entered into by Cellectis, Jefferies LLC and Barclays Capital Inc. The Global Offering is comprised of a public offering of ADS in the United States of America only and a private placement in other countries, including in European Union member States, exclusively to “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”).

Jefferies LLC and Barclays Capital Inc. (the “Underwriters”) are acting as joint book-running managers for the Global Offering.

The Company plans to use the net proceeds of the Global Offering to fund the continued clinical development of UCART123, UCART22, UCART20x22, and UCARTCS1, and for working capital and other general corporate purposes.

The Global Offering is subject to market and other conditions and the final aggregate amount of the Global Offering is subject to change. The aggregate amount of the Global Offering, the price in dollars at which ADSs will be sold in the proposed Global Offering, as well as the final number of ADSs, up to a maximum amount of 13,645,293 ADSs represented by ordinary shares of the Company, will be determined by the Chief Executive Officer following an accelerated bookbuilding process commencing immediately, in accordance with a sub-delegation granted by the Company’s Board of Directors (Conseil d’Administration) on February 2, 2023. The corresponding subscription price of the new ordinary shares underlying the ADSs will not be less than the volume weighted-average of the trading prices of the Company’s ordinary shares on the Euronext Growth in Paris over the three trading sessions prior to pricing of the Global Offering, subject to a maximum discount of 20%. The new ordinary shares underlying the ADSs will be issued through a capital increase without shareholders' pre-emptive rights under the provisions of Article L. 225-136 of the French Commercial Code and in accordance with the delegations granted pursuant to the 17th resolution adopted at the combined meeting of the Company’s shareholders held on June 28, 2022.

In connection with the Global Offering, Cellectis expects to grant the Underwriters a 30-day option to purchase up to an additional 15% of the actual aggregate Global Offering size on the same terms and conditions provided that the aggregate number of new ordinary shares issued in the Global Offering and pursuant to the option shall not exceed 13,645,293, pursuant to Article L. 225-135-1 of the French Commercial Code and the 19th resolution adopted at the combined meeting of the Company’s shareholders’ held on June 28, 2022.

A shelf registration statement on Form F-3 (including a prospectus) relating to Cellectis’ American Depositary Shares was filed with the Securities and Exchange Commission (“SEC”) on June 24, 2022 and subsequently declared effective on July 7, 2022. Before purchasing American Depositary Shares in the Global Offering, you should read the preliminary prospectus supplement and the accompanying prospectus filed with the SEC on February 2, 2023, together with the documents incorporated by reference therein. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement (and accompanying prospectus) relating to the Global Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone (888) 603-5847 or by email at Barclaysprospectus@broadridge.com. The preliminary prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein, do not include any inside information (as defined under Article 7 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse as amended (MAR)).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth in Paris (ticker: ALCLS).

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Cellectis’ proposed securities offering. Words such as “expects,” “intends,” “can,” “could,”, “may,” “might,” “plan,” “potential,” “should,” and “will,” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, such as: market conditions, including the trading price and volatility of Cellectis’ ADSs and ordinary shares, if the Global Offering is priced, risks related to the satisfaction of closing conditions in the underwriting agreement related to the Global Offering, and risks related to Cellectis’ business and financial performance. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2021 and subsequent filings Cellectis makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. Cellectis may not consummate the proposed offering described in this press release and, if the proposed offering is consummated, cannot provide any assurances regarding the final terms of the offering. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Cellectis assumes no obligation to update these forward-looking statements publicly.

CONTACT:

Media contact:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relations contacts:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

This document does not constitute an offer to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés)) and the securities referred to in this document can only be offered or sold in France pursuant to Article L. 411-2 1° of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) (as such term is defined in Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”)) in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 to D. 411-4 and D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code. This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1 (4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

MIFID II product governance / Retail investors, professional investors and ECPs only target market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the new shares has led to the conclusion that: (i) the target market for the new shares is retail investors, eligible counterparties and professional clients, each as defined in Directive 2014/65/UE, as amended (“MiFID II”); and (ii) all channels for distribution of the new shares to retail investors, eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the new shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the new shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail investors, the manufacturers have decided that the new shares will be offered, as part of the initial offering, only to eligible counterparties and professional clients.

Attachment

  CLLS - 2022 Follow-on Offering Launch Press Release (EX99.1)(Public offering in the US) (JD 02.01.23)(1534586549.15) (https://ml.globenewswire.com/Resource/Download/de7583b6-90ee-4792-99ef-737fc5f824d7)